Filed by GTECH S.p.A.
                                                                pursuant to Rule 425 under the Securities Act of 1933
                                                                            and deemed to be filed pursuant to Rule 14a-12
                                         under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
                                                     Filer’s SEC File No.: 333-146050
                                                                         Date: August 14, 2014

The article below is an interview that includes Connie Laverty O’Connor from an industry trade publication made available to employees on August 15, 2014.

Issues of the Day - The Vendor Perspective
Insights Magazine – July/August 2014

A highlight of NASPL’s major conferences is always the roundtable discussion by the organization’s leading associate members. At the 2014 edition of the Professional Development Seminar, Rebecca Paul Hargrove, President and Chief Executive Officer of the Tennessee Education Lottery once again served as discussion moderator. Participating were Steve Beck, Regional General Manager for Intralot; Keith Cash, Vice President of Global CSP Services for Scientific Games; Margaret DeFrancisco, Senior Vice President, Corporate Development, for Pollard Banknote; and Connie Laverty O’Connor, Senior Vice President and Chief Customer Officer for GTECH.

“This is an opportunity for us to have a dialogue with our major vendors,” said Hargrove. “Our industry wouldn’t be the same without their contribution, and many of the things that NASPL has an opportunity to do, they have that opportunity because of their commitment to the industry. So we are very excited about having them with us today to talk about the issues facing our industry.”

The following are limited highlights of the discussion with questions posed by Hargrove – the full video is available on the NASPL Matrix website at nasplmatrix.org.

What do you think are the most pressing issues facing the global lottery industry today?

DeFrancisco: The goal for all of us is to drive sales and profit for the good causes that lotteries support. We still think there is great opportunity at retail, and our retail bricks and mortar outlets will be with us for the short term, the mid term and the long term. But omni-channel customers spend six times more than store-only customers. Omni-channel is a seamless approach to the consumer experience through all available shopping channels – bricks and mortar, mobile devices, computers, TV, radio, direct mail and social media. Omni channel marketing ensures an optimum customer experience that leads to engagement, loyalty and long term brand advocacy and retention. We’ve developed a number of products that live in the space between the retail and fully digital worlds, including players clubs, web play games, second chance draws, online subscriptions and more, all of which are meant to drive the customer to our brand. They all take advantage of one of the lottery’s biggest, greatest assets – the bricks and mortar retail base. Bricks and mortar and the digital space will both be important contributors to a lottery’s ongoing revenue growth by sustaining and further broadening playership.

Cash: We are seeing multiple channels becoming more and more important to reach consumers and the competition for consumers’ attention is obviously getting stronger. So the two drivers that I think we have to focus on going forward are clearly playership and retail execution. The question becomes how do we do that, and I’ll tell you what concerns me. Domestically, lotteries are staterun institutions, and that has clear benefits – we are able to have solutions that are localized and flexible. But it’s also a problem, because how lotteries are able to work together going forward, to be more innovative, to invest in things that can improve retail execution and grow playership, is in my opinion fundamentally throttled by the state model. Each of you has to operate under the financial structures of your own states, many of you have hard and fast percentage return requirements, and those requirements are much, much higher than those of traditional private enterprise. If you look at the S&P 500, the highest profitability level of any of segment is about 20 percent, and the average is around 9 percent. As you know, many lotteries here are mandated to return as much as 35 percent, and even if you don’t have that mandate, you’re still – because of your policy-makers – forced to manage to that level. So I think that a big challenge is finding a way to operate within the constraints that we have.

Beck: I think Keith brought up some really good points, and it is a challenge trying to get through to players and new players. For years we’ve all been talking about the younger generation. We are seeing some states starting to do things with mobile devices, and even though it’s starting slow it’s an important development. And there are more restrictions in the United States than elsewhere. A couple of our states are facing really big challenges. Every lottery wants to raise money for the great causes that they have. But when lotteries try to do something, sometimes they can’t change the prohibiting legislation. It’s very frustrating for lotteries, when they know they can do more but then their hands get tied. To get some of this done will take us working as an industry on the vendor side to try to ease lotteries’ pain. But there’s only so much we can all do when all our hands are tied.

O’Connor: All of us struggle with brand relevance – that’s a huge issue in our business. Brand equity in this country is probably less than 30 percent, and there’s a correlation between brand equity and per capita performance and results to governments. It’s a huge issue not just in terms of the brand, but also in terms of big box chains and getting into those places where real people shop. We are a convenience store driven business – 74.5 percent of our entire business on this continent is through these stores, with 12 percent from supermarkets and another 9 percent from liquor shops. So think about it – we have become labeled as that type of a brand, and we need to change that. Ubiquitous access to products is a huge, huge opportunity, and that means retail expansion, retail optimization and the consumer experience in the stores. Let’s liven it up a little bit in the stores. Let’s all as a vendor community work together, because there are so many restrictions in this business, if we as an industry do not collaborate, honestly we are not going to get to the next level.

If you look at the new national premium game, MONOPOLY Millionaires’ Club, one of the reasons we are excited is that it’s a $5 price point with a 52 percent payout. That gives us the opportunity to raise more profit than our $5 instant games. I’ll start with you Margaret, since you were at the beginning of this vision. Is this where you thought we’d end up?

DeFrancisco: Probably not, but in truth in the three years that I co-chaired the development committee, we really covered the waterfront with concepts. Truly, there was a tremendous amount of brainstorming and research done by all the vendors, trying to figure out what was next and how we build it. I remember discussions about Lotto Max, and this is sort of a hybrid of that game. Again, it may not be exactly where I thought we’d be, but the whole idea that most lotteries will be launching by next March is fabulous. It all began with cross-selling of Powerball and Mega Millions across the country, and again, because the draw-based games are more profitable, we need to have all of this – all of the pieces taking us forward and reinforcing the brand. It’s very exciting.

Keith, the new game is an MDI/SGI proposal – why are you so excited about it and why do you believe in it so much?

Cash: If you look at what has caused instant ticket growth over time, you see an increase in the average selling price, more brand awareness, and having things that are highly promotable. These are all strengths of the MONOPOLY offering. But another major strength is that success breeds success. The more that our retail partners can succeed, the more they are going to embrace our product and grow all products. Just by the simple math, a $5 transaction on a draw game is five times the profit of a $1 transaction. So I think this will be very good for the retail community as well. But probably the real answer to the question is what’s the alternative? We are one of the most successful consumer brands in the history of the world, but if you look at the trajectory in terms of the units that we sell over time, it has not kept pace with the sales growth. I applaud this industry – the lotteries have worked close together on this to pull this off because we have to do something. Let’s take Apple, which everyone looks at as this innovative technology company. Even they launched products that failed. One of those was the Newton, a first tablet in the industry, and it bombed. So through their quest for innovation, they didn’t always succeed. I really believe in this product, and I think it’s as good as it can be. Just taking the step to innovate already makes it a success.

Connie, in order for this to be the home run for each and every lottery that we all need, and expect it to be, execution is critical. What would you like to see everyone do to make MONOPOLY Millionaires’ Club work?

O’Connor: The forecasts for this game assume minimal degradation of Powerball and Mega Millions, so right from the start we need to differentiate it from those two games. This country right now is jackpot dependent, and there are lotteries which will not meet their budgets this year because Powerball hasn’t rolled. MONOPOLY Millionaires’ Club is a different product – it’s about making more millionaires, and we need to get excited about this game. There will be a point of sale base kit which every lottery will get by September 19. The messaging is outstanding – it’s a very clear call to action. We need to get those pieces in the stores, and we also need to make sure that we do a bang-up job with retailer education. How do you do that? First you need to educate your sales staff so they understand the product and understand what’s different about the product. Terry Rich mentioned that the game is “complex.” It’s up to us to simplify it, because we can’t sell a $5 product that is not simple. There will be huge launch events, outstanding marketing, and I know for a fact that we can all get this done. Because we are going to work together to get it done.

Beck: Yes, everyone has to understand this and we have to keep it simple. We also have to keep this game going. I think we have forgotten as an industry to tell people what $20 million is, or what $50 million is. Every time the jackpots get to $300-400 million, all of a sudden you see lottery advertising going way up. Well, by that time players know already what’s going on. The branding of these games needs to start happening with what a $20 million or $30 million prize is. You always hear people asking why there has to be one winner of $100 million. This game will answer that question – we just have to keep it going with lots of prizes.

DeFrancisco: I think the key is the next evolution, and the next evolution beyond this has to be something that gets consumer feedback, that then plays on consumer feedback, and keeps us current, relevant, exciting and entertaining, with whatever comes next. One of the things we talked about on the committee was making sure that there was a whole stable of things that would happen. So this isn’t just one shot, because there will be something right behind it, as there should be, because technology and consumers are leaving us in the dust. I’m from Rochester, N.Y., home of Eastman Kodak. In 1975, an Eastman Kodak engineer invented the digital camera, but Kodak did nothing with it. We need to be more like companies like Apple as an industry and certainly not like Eastman Kodak, or Eastern Airlines, or several other companies that no longer exist because they stood still. If you stand still, you become obsolete.

Let’s talk about how we can make the consumer experience go to the next level. What do we need to do to enhance that customer experience?

O’Connor: We need to modernize the consumer experience, which I believe essentially hasn’t changed in over 30 years. In the last two months, I have visited about 13 major chains in North America to try to determine what is it about the lottery that makes us so complicated. And for those chains that do not want us, what is it about us that they don’t want? And it all boils down to the fact that the lottery is complicated. So if we are going to simplify, and if we want to be relevant, and if we are going to modernize the brand, we absolutely have to behave in a way that is like other industries. Simple things like merchandising, for example. Think about this – here’s an industry where we are still selling instant tickets through Lucite boxes after 30 years! We recently did 10,000 retailer surveys across the world, and the biggest single thing was that we had a brand issue – we are old, we are not consumer centric, we are complicated, and oh, by the way, every single lottery is different.

Cash: We’ve been doing retailer panels, and we hear the same thing – that we need more consistent, more flexible business models in order to line up with their business models. There’s been a lot of talk about big box retailers and that continues to be very important, but I think the next great step is just doing a better job of executing what we have. One way to enhance the player experience is to make the retail experience better for the player. There’s also mention of multi channels, and we need to have a better understanding of the lifestyle of our players, while not ever forgetting our core product that has brand integrity. Because when you are taking a giant step, the most important thing is that you have one foot firmly on the ground. You can’t leave that behind as you are entering these new areas. And as technology continues to get more and more specific to a consumer, I think our product will have to become more and more personal to our players. That will continue to enhance the consumer experience, and as I said, success breeds success. As more consumers have a better opinion of our product, it will naturally encourage more retail penetration.

Beck: In New Mexico, we are getting ready to launch a bingo game in social environments, and I was doing retail recruiting last week. Granted it’s an entirely different environment – bars, taverns, restaurants and sports bars – but no one wants to deal with lottery. So that’s a huge market out there that’s never been touched, unless you have keno in your state. Maybe we as developers and vendors have not done a good enough job to come up with new games for social environments to make this a better experience.

I have been very fortunate to have been the CEO of lotteries in Georgia and in Tennessee, where there are strong ties between HOPE scholarships and the lottery. How do you broaden that across the country?

DeFrancisco: One of the things that we did in New York was try to do some corporate mission programs and put marketing behind that. I know that some lotteries are doing beneficiary advertising and messaging. But I think there’s some other things that can be done to actually get that message out. That there are good causes that are supported in every lottery around the world.

Cash: Obviously the Hope Scholarships and education are better messages than the general fund. But it still goes to good causes. In my mind it goes back to promotion – how you can talk about your products and the good things that you do, and how you make them more relevant to the fabric of society. That’s kind of a key thing. I think we have to find a way to build that brand equity while not losing what the action vehicle of our product is, which is a credible chance for players to possibly win money in an entertaining way.

O’Connor: Many major retailers don’t understand why they can’t communicate locally where the money is going. So one of the things that I think would be tremendously beneficial, to the extent that your jurisdictions can do this, is to have a report to the people about where the money actually goes, and localize that message. We just went through a huge exercise in Indiana called the Personal Impact Campaign, where we literally localized the lottery message down into every one of the 90+ counties in the state of Indiana. And guess what? The brand equity did improve, and we saw in our tracker that there were 12 percent more consumers who said they had bought a lottery ticket for the first time. And we believe that the beneficiary messaging is really a part of the overall integrated communications messaging. Keith is spot on when he said it’s about selling tickets that have good prizes and good value – that’s why people are buying – but somewhere deep down in our psyche there’s an emotional thing, and the lottery is an emotional transaction. It’s not an intellectual transaction. If you can create that emotional connection that the lottery is part of the fabric of local community life, that’s a really good thing.

Beck: In Arkansas right now we are seeing the first lottery scholarship recipients actually graduating, and now we have those wonderful stories out there. People ask where all the money is going and why the education problem in their states isn’t being solved. Well, lottery money is not going to solve our states’ entire education problems, but it definitely helps. It helps a lot of kids, and that’s the message you always get to people out there.

Last year, Scientific Games and WMS merged, and a week ago there was the announcement of the merger of GTECH and IGT. Where are we going? Are we going to become slot machine companies? How does the convergence of gaming fit into who we are as an industry?

Cash: Our transaction closed last October. It’s been a really exciting time for us because it has refreshed a lot of things in the company. Some of the benefits that we have already begun to see – and we know we’ll see a lot more of – is a more diverse portfolio of content because we’ve been able to draw from the strengths of both companies. I think that we are not going to become a slot machine company. We split our company into different divisions (gaming, lottery and interactive), and our lottery focus is greater than it has been in 20 years. It’s back to what I said about success breeds success – as vendors, all of us need lotteries to be successful. But conversely, you as lotteries need your vendor community to be successful, because the more successful we are, the more financially sound we are, the more we can invest in the research and development efforts that will help you grow and continue that cycle of growth. So we’ve seen this as a positive thing for us, and our overall company health, and it has increased our lottery focus. We feel very good about where it’s going.

O’Connor: I agree with Keith. We think that this merger is going to be a very good fit, because we believe that IGT brings a tremendous powerhouse of innovative games and creativity, and we believe that we need to bring more content to our customers. Obviously this is going to take a while to be completed, from 9 to 15 months, but we’ve seen overwhelming positive response from the industry. I think what is really important is that the customer continues to be at the heart of what we do. Our business model tends to be long term relationships, and so we believe this will inject new energy. While the whole construct hasn’t been worked out yet, there’s great excitement and energy in our company. Convergence is upon us. As state governments are looking for more money, as we are looking for more games to attract new players, and as we are trying to increase sales and profits, I think this kind of convergence is going to help you and help us be more effective serving you and partnering with you.

Any parting comments?

DeFrancisco: I think again we are at a great crossroads. As long as we continue to innovate and to collaborate together, not only the vendor community but all the lotteries, I think that we will remain more like an Apple and less like an Eastman Kodak.

Beck: Great points from Connie and Keith about the mergers. In college I remember we were taught in business that you stay within your niche and never branch out. But you have to branch out, and obviously things have changed and companies are starting to do this. These things have to happen because as vendors, we want to provide as many services as we possibly can to lotteries. Research and development and security in particular are very expensive for us. So this is what it takes at times.

Cash: We serve every lottery at some level, but whether we are a full line partner to you or just deliver a few games or licensed products, we value your business and we thank you for that. We’ll continue to focus on lottery and what we have to do. I think it’s a very exciting time for the industry; there are a lot of challenges and we’ve talked about that. But at the end of the day, it’s an industry full of great people and great ideas.

O’Connor: We are privileged to earn your trust every single day. The more you work with your colleagues, the more teamwork there is between finance, accounting, marketing, product and sales, all aligned around a plan with very simple goals, that’s the “secret sauce,” that’s the magic. Because when the whole organization aligns like that with a common goal, we can make anything happen.

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Italian CONSOB Regulation No. 17221
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The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

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